Exhibit 99.1

News Release

Kinross Gold records strong first quarter results; earnings per share of $0.16

CLOSED ACQUISITION OF BEMA

Toronto, Ontario, May 7, 2007 - Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”, “Kinross Gold” or the “Company”), today announced its unaudited results for the first quarter ended March 31, 2007. Kinross completed the acquisition of Bema Gold Corporation (“Bema”) on February 27, 2007. Results for Bema assets are consolidated into Kinross for the month of March only.

(This news release contains forward looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 12 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

•	Production was 389,394 gold equivalent ounces in the first quarter of 2007, 7% above Q1 2006 and in line with our full year guidance for 2007 of 1.65 million gold equivalent ounces.

•	Revenue was $245.7 million in the first quarter, a 24% increase over the same period last year, and the average realized gold price was $650 per ounce of gold sold.

•
Cost of sales per ounce[1] was $328 in the first quarter on sales of 378,167 gold equivalent ounces compared with cost of sales per ounce of $327 on sales of 371,818 gold equivalent ounces in the first quarter of 2006, in line with our full year guidance of $330 - $340 per ounce. Cost of sales per ounce would have been $319 before factoring in the impact of fair value accounting on the acquired bullion inventory of the Bema properties.

•
Net earnings for the first quarter were $68.5 million, or $0.16 per share, compared to net earnings of $8.9 million, or $0.03 per share, in same period last year. Earnings include net income of approximately $23.2 million, or $0.05 per share, relating to non-cash foreign currency translation losses, gains on non-hedge derivatives, the sale of the Lupin mine and the impact of fair value accounting on the inventory of the Bema properties.

•
Cash flow from operating activities was $90.2 million in the first quarter compared to $20.1 million for the corresponding period in 2006. The cash position was $221.6 million at March 31, 2007 compared to $154.1 million at December 31, 2006 and total debt was $397.2 million at March 31, 2007 compared to $89.9 million at December 31, 2006.

•
Capital expenditures totaled $69.7 million in the first quarter, primarily at the Paracatu expansion and Kettle River - Buckhorn projects which is in-line with our full-year guidance of $450 million (excluding Kupol).

•	The acquisition of Bema closed on February 27, 2007.

1.	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
www.kinross.com	M5H 3Y2	TOLL FREE: 866-561-3636

“Our last four quarters at Kinross have been the best in the Company’s history,” said Tye Burt, President and CEO of Kinross. “Kinross generated excellent revenues, cash flow and earnings in the first quarter of 2007. I am especially proud of the efforts of our team in controlling costs.”

Summary of financial and operating results
	Three months ended March 31,
(dollars in millions, except per share and per ounce amounts)	2007	2006

Gold equivalent ounces - produced (a)	389,394	362,395
Gold equivalent ounces - sold (a)	378,167	371,818

Metal sales	$245.7	$198.3
Cost of sales (excludes accretion and reclamation
expense, depreciation, depletion and amortization)	$124.1	$121.5
Accretion and reclamation expense	$3.0	$3.0
Depreciation, depletion and amortization	$30.3	$29.2
Operating earnings	$65.6	$22.4
Net earnings	$68.5	$8.9
Basic earnings per common share	$0.16	$0.03
Diluted earnings per common share	$0.15	$0.03
Cash flow from operating activities	$90.2	$20.1
Average realized gold price	$650	$532
Cost of sales per equivalent ounce sold (b)	$328	$327

(a)
Gold equivalent ounces include silver ounces converted to gold based on the ratio of the average spot market prices for the commodities for each year. This ratio for the first quarter of 2007 was 48.89:1, compared with 57.03:1 for the first quarter of 2006.

(b)	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Revenue from metal sales increased 24% in Q1 2007 over Q1 2006 from $198.3 million to $245.7 million, primarily as a result of the 22% increase in the realized gold price and a 2% increase in the number of ounces sold. The average realized gold price in Q1 2007 was $650 per ounce, compared with $532 per ounce in Q1 2006. The average spot price in Q1 2007 was $650 per ounce, compared with $554 per ounce in the corresponding period in 2006.

In the first quarter of 2007, Kinross produced 389,394 gold equivalent ounces, which was on target and slightly higher than the comparable quarter in 2006. This includes 18,748 ounces of gold equivalent production from the acquired Bema properties. The increase year-over-year can be primarily attributed to increased production at La Coipa and Maricunga (formerly known as Refugio) in Chile and the Porcupine Joint Venture (“PJV”) in Canada.

Cost of sales was $328 per ounce for the first quarter of 2007 which was approximately the same as the corresponding period in 2006 and the Company remains on target to meet full-year expectations of $330 - $340 per ounce. Cost of sales per ounce includes a non-cash increase of approximately $9 resulting from purchase accounting related to the Bema transaction, whereby the bullion inventory of Julietta and the portion of Maricunga acquired was increased to reflect fair value. The adjusted cost of sales of $319 for comparative purposes is 2% lower then the first quarter of 2006 due to improvements at the PJV, Musselwhite, Crixás and Fort Knox. We expect a similar impact in the second quarter of 2007 and an overall impact to cost of sales per ounce for the year of approximately $5. This impact is reflected in our full-year cost of sales per ounce guidance of $330 - $340.

Earnings include net income of approximately $23.2 million after tax relating to non-cash foreign currency translation losses ($7.1 million), net gains on non-hedge derivatives ($26.9 million), the sale of the Lupin mine ($6.5 million), and the impact on ounces sold of increasing Bema’s inventory to market value ($2.8 million).

KINROSS GOLD CORPORATION	2007 First Quarter Results

General and administrative expense was $14.7 million in Q1 2007, compared to $10.1 million in Q1 2006. The increase is primarily related to higher personnel and technology costs, professional and consulting fees and one month of additional costs related to the Bema acquisition.

Cash flow from operating activities for the first quarter of 2007 increased more than threefold to $90.2 million, compared with $20.1 million for the first quarter of 2006. The increase in cash flow from operating activities was largely due to the impact of higher gold prices on earnings. Working capital increased to $193.7 million at March 31, 2007 compared with $85.3 million at December 31, 2006, primarily the result of the acquisition of Bema, thereby increasing cash and accounts receivable and inventory, which was partially offset by an increase in accounts payable and accrued liabilities.

Bema Acquisition - Preliminary Purchase Price Allocation
Kinross completed the acquisition of Bema on February 27, 2007. The $2.9 billion acquisition added to Kinross’ portfolio the remaining 50% interest in the Kinross-operated Maricunga mine in Chile, a 49% interest in the Cerro Casale project in Chile, a 90% interest in the Julietta mine in the Magadan region of Russia and a 75% interest in the Kupol gold/silver project in the Chukotka region of Russia. The preliminary purchase price equation and allocation for the acquisition are as follows:

(dollars in millions)
Preliminary purchase price equation
Kinross common shares issued (216.0 million common shares)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7
Total purchase price	$2,888.2

Preliminary purchase price allocation
Total current assets	$127.5
Property, plant and equipment	1,773.4
Other long-term assets	160.1
Total liabilities	(870.2)
Goodwill	1,697.4
Total purchase price	$2,888.2

“With the smooth integration of Bema as well as the significant increase in our gold reserves, we have an expanding pipeline of production projects, late-stage, pre-development and greenfields projects to fuel our future growth,” said Burt.

KINROSS GOLD CORPORATION	2007 First Quarter Results

Forward Sales Contracts
Under the terms of the Kupol project loan facilities, the Company is required to enter into gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs. Also acquired as part of the acquisition of Bema in February 2007, were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta. Once adjusted for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of gold reserves. At March 31, 2007, the following gold and silver derivative contracts were outstanding:

	YEAR OF SETTLEMENT					Kupol	Julietta &
(ounces in thousands)	2007	2008	2009	2010 - 2012	Total	Project	Maricunga
Gold
Forward contracts (ounces)	48.5	38.8	58.5	149.2	295.0	201.3	93.7
Average price per ounce	$431	$509	$566	$561

Call options sold (ounces)	44.3	42.8	103.6	314.7	505.4	424.7	80.7
Average price per ounce	$462	$477	$674	$677

Put options purchased (ounces)	51.0	44.8	160.1	463.4	719.3	629.8	89.5
Average price per ounce	$405	$414	$490	$489

Silver
Forward contracts (ounces)	150.0	-	900.0	1,800.0	2,850.0	2,700.0	150.0
Average price per ounce	$7.87	$-	$8.20	$8.20

Call options sold (ounces)	-	-	2,700.0	5,400.0	8,100.0	8,100.0	-
Average price per ounce	$-	$-	$13.83	$13.83

Put options purchased (ounces)	-	-	2,700.0	5,400.0	8,100.0	8,100.0	-
Average price per ounce	$-	$-	$9.67	$9.67

For the three months ended March 31, 2007, Kinross had unrealized gains on non-hedge gold and silver derivative contracts of $26.9 million.

Operations review and update
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006

Fort Knox	82,714	79,677	72,765	67,608	$23.8	$21.5	$327	$318
Round Mountain	84,280	85,091	83,720	94,067	24.2	27.6	289	293
Porcupine JV	35,800	30,132	33,528	32,153	14.1	14.1	421	439
Paracatu	40,732	42,900	43,984	46,127	16.0	15.1	364	327
La Coipa	56,295	38,627	48,026	40,066	9.7	11.3	202	282
Crixas	23,740	24,121	27,503	23,938	6.2	4.5	225	188
Musselwhite	17,030	16,168	16,560	16,860	7.8	7.2	471	427
Maricunga (a)	41,040	32,214	37,995	31,948	15.4	10.7	405	335
Julietta (b)	7,763	-	14,086	-	6.9	-	490	-
Other operations (c)	-	13,465	-	15,599	-	8.6	-	551
Corporate and other (d)	-	-	-	3,452	-	0.9	-	261
Total	389,394	362,395	378,167	371,818	$124.1	$121.5	$328.2	$327

(a)	Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 only. Prior to that Kinross owned 50% of the operation.
(b)	Production from the Julietta mine is for March 2007 only.
(c)	Other operations include ounces produced and sold from Kubaka.
(d)	Corporate and other includes ounces sold from Lupin and New Britannia, although production is not included since the properties were in closure and have subsequently been sold.

KINROSS GOLD CORPORATION	2007 First Quarter Results

At the Paracatu mine in Brazil, gold equivalent production in the first quarter 2007 was 5% lower when compared with Q1 2006, though production was above plan. The decrease year-over-year is primarily due to an increase in the number of tonnes processed, which was more than offset by mining lower grade ore at a lower recovery rate. The increase in the tonnes processed was due to mining softer ore in the first quarter of 2007. Revenue increased to $28.5 million in Q1 2007 from $25.2 million in the first quarter of 2006 due to higher gold prices partially offset by fewer ounces sold. Cost of sales increased slightly in Q1 2007 over the same quarter of 2006 primarily due to increased consumable costs as well as higher production taxes that are directly related to the higher gold prices and the continuing appreciation of the Brazilian real against the U.S. dollar.

At Round Mountain in Nevada, U.S.A., gold production declined slightly in Q1 2007 relative to Q1 2006 as lower throughput and tonnes placed on the leach pads were largely offset by higher recoveries from the pads. However, gold equivalent production was slightly above plan for the quarter. Revenue increased 6% to $55.0 million from $51.7 million as a result of higher realized gold prices partially offset by fewer ounces sold.

Gold production increased 4% in Q1 2007 at the Fort Knox mine in the Alaska, U.S., due to higher grades and improved recoveries. Revenue increased 28% year-over-year primarily due to the increased price of gold and an 8% increase in ounces sold compared to Q1 2006. Cost of sales increased 11% mainly due to increases in commodity and energy costs.

Higher grades and recoveries from the Dome and Hoyle underground mines at the Porcupine Joint Venture in Ontario, Canada, resulted in a 19% improvement in Q1 2007 gold production when compared with Q1 2006. However, production was slightly below plan due to delayed stripping at the Pamour pit being impacted by delays in construction of the new highway and dam. Revenue increased to $22.0 million from $17.8 million in Q1 2006 primarily as a result of the higher gold price and additional ounces sold. Cost of sales was essentially flat year-over-year as higher energy and commodity costs were slightly offset by a 1% depreciation of the Canadian dollar against the U.S. dollar.

High-grade silver ore from the Puren pit at the La Coipa joint venture in Chile, resulted in a 46% increase in production in the first quarter of 2007 compared with the same period last year. Revenue increased 40% to $31.4 million in the first quarter of 2007 from $22.5 million in Q1 2006 due to a 20% increase in gold equivalent ounces sold and higher gold and silver prices. Cost of sales decreased 14% in Q1 2007 versus the comparable period in 2006 due to lower equipment and energy costs.

At the Crixás joint venture mine in Brazil, gold production declined 2% in the first quarter of 2007 versus the same period in 2006 as increased mill throughput was more than offset by slightly lower grades and recovery rates. Higher revenue of $17.7 million in Q1 2007 was a 34% increase over Q1 2006, a reflection of higher realized gold prices. Cost of sales increased 38% as a result of higher consumable costs, the continuing appreciation of the Brazilian real against the U.S. dollar.

The Maricunga mine (formerly known as Refugio) in Chile is now 100% owned by Kinross following the completion of the Bema acquisition. As such, first quarter results for the Maricunga mine reflect Kinross’ 50% ownership for January and February and 100% ownership for March. Comparative results are therefore not meaningful on a year-over-year basis. In the first quarter of 2007, gold production was on plan and cost of sales was under plan due to equipment cost reductions. Revenue of $24.5 million was above plan for the first quarter as a result of the higher then expected gold price.

KINROSS GOLD CORPORATION	2007 First Quarter Results

Gold production at the Musselwhite joint venture in Ontario, Canada was 5% higher in the first quarter of 2007 versus the comparable period in 2006 as a result of a 10% increase in grade and a slight improvement in the recovery rate despite fewer tonnes being processed. Revenue increased by 15% to $10.7 million, primarily due to the higher realized gold price. Cost of sales increased by 8% due to increased underground development costs, and higher mobile equipment costs slightly offset by the depreciation of the Canadian dollar relative to the U.S. dollar.

The Julietta mine in the Magadan region of Russia, was acquired as part of the Bema acquisition. Therefore, the results for Julietta are for the period from February 27, 2007 through to March 31, 2007. Gold equivalent production was 7,763 ounces and 14,086 gold equivalent ounces were sold.

Project updates
The forward looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 12 of this release.

Paracatu expansion
The expansion project is going well, is on schedule and is approximately 25% complete. All major earthworks have been completed and building foundations are being prepared for the new mills. The SAG mill and first ball mill have been fabricated and are being shipped to the site. Detailed engineering is at 95% and is expected to be completed in the second quarter. Capital committed to date is approximately 60% of budget and includes the recently awarded electromechanical contract.

Rio Paracatu Mineracao received approval from the Minister of Mines and Energy in Brazil to access power from the national grid. Construction of a 230 kV power line will commence upon receipt of environmental approvals.

Kettle River - Buckhorn project
Buckhorn site construction is progressing well, is on schedule and construction of the upper portal has been completed. Work has begun on upgrading the Kettle River mill and process plant in anticipation of start-up.

A third party has filed appeals to certain State permits and Federal authorizations with respect to the construction of, and access to, the Buckhorn property. While it would be premature to predict the outcome, the Company believes that the appeals are defensible and will vigorously oppose them. The balance of the permits for the project are expected to be issued in the Summer of 2007 subject to any further appeals.

Kupol project
The Kupol project is progressing well and is approximately 60% complete. All equipment and supplies for the season have been transported to the site via winter road, including all four electrical generators required to run the mill. Underground development on both the primary and secondary shafts has just passed 2,000 metres.

The Company is currently undertaking a detailed review of forecasted total capital and operating costs for the Kupol project and will provide an update in the second quarter. In light of industry-wide cost pressures, the Company expects the total capital cost will exceed the $599 million budget by approximately 10% - 15%.

The steps to complete the reclassification and long term lease administrative process for the Kupol project lands have substantially progressed. The Russian Federal Forestry Agency and the Ministry of Natural Resources approved the reclassification, recently culminating in the Russian Federation issuing a written decree to reclassify the Kupol project lands from forestry to industrial lands. The Company is now working with the local authorities to complete the State registration of the lands to be reclassified and to enter into a longer term lease with such authorities.

KINROSS GOLD CORPORATION	2007 First Quarter Results

“Kinross’ disciplined strategy is paying off for investors. Our Company’s stock was the best performing of the senior gold producers on the New York and Toronto Stock Exchanges in 2006. Kinross has the best production growth potential among the major gold producers with marquee projects including the Paracatu expansion in Brazil, the Kettle River - Buckhorn project in Washington State and the Kupol project in Russia all coming on stream over the next two years.”

Lupin mine disposition
On February 28, 2007, Kinross completed the sale of the idled Lupin mine in Nunavut to Wolfden Resources Inc. resulting in a gain of $6.5 million.

2007 Mineral Reserve and Resource Update
The Company provided an update to its previously released guidance to include the assets acquired in the Bema transaction.

With the addition of Bema assets to Kinross’ December 31, 2006 reserves, Kinross’ total reserves are now 45.3 million ounces of gold, 69.5 million ounces of silver and 2.8 billion pounds of copper. To view the combined reserve and resource update and associated notes, please visit our website at www.kinross.com.

2007 Outlook
The forward looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 12 of this release.

As previously disclosed, 2007 production is expected to be approximately 1.65 million gold equivalent ounces at a cost of sales per ounce of $330 to $340. Looking beyond 2007, Kinross’ gold equivalent production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as new projects come on stream.

Capital expenditures in 2007 are expected to be approximately $450 million (exclusive of the Kupol project), of which $260 million relates to the Paracatu expansion and $60 million to the Kettle River - Buckhorn project. The Company is undertaking a detailed review of forecasted total capital costs for the Kupol project and expects to provide an update in the second quarter of 2007.

General and administrative expense is expected to be approximately $56 million and exploration and business development is expected to be $55 million. In 2007, reclamation spending is expected to be approximately $29 million.

It is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Exploration and business development
Exploration and business development expense for the first quarter 2007 was $7.9 million, compared with $7.5 million for the comparable period in 2006, an increase of 5%.

During the first quarter, 101,800 metres of drilling was completed at our operating sites and various exploration targets. At Fort Knox, we are evaluating a potential new opportunity through exploration work on Phase 7 of the mine expansion and drilling will continue through 2007. Drilling on the Round Mountain underground target is approximately 70% complete and is on track for completion at the end of Q2 2007. The results will be analyzed in the second half of the year.

KINROSS GOLD CORPORATION	2007 First Quarter Results

At the PJV, the joint venture is currently reviewing options to the Closure Plan being developed for the old Hollinger and McIntyre mines. One option includes the removal of many of the known surface hazards and subsidence areas through the potential mining of remnant gold mineralization as part of an open pit mining operation. A 50,000 metre drill plan has begun in order to prepare a feasibility anticipated for completion by year end 2007.

Following completion of the Bema acquisition, Kinross has added areas of exploration opportunity at Kupol and Julietta in Russia, and at Maricunga, Cerro Casale and Quebrada in Chile. At Julietta, exploration work aimed at extending mine life will continue throughout 2007. Though no drilling was completed at Kupol during the first quarter of 2007, a drill program has been developed and is set to commence in the second quarter of 2007. A metallurgical drill program to advance the feasibility study of the Cerro Casale project in Chile began in the second quarter and is expected to be completed by year end 2007. At Maricunga, Kinross is reviewing the additional exploration area in Chile acquired through the Bema transaction which increased Kinross’ land position from 650 hectares to approximately 13,360 hectares.

Other income (expense) - net
(in US$ millions)	Three months ended
	March 31,
	2007	2006
Interest and other income	$3.4	$1.7
Interest expense	(0.6)	(2.5)
Foreign exchange losses	(7.1)	(9.4)
Non-hedge derivative gains (losses)	26.9	(2.5)
Other income (expense) - net	$22.6	$(12.7)

Interest expense
The reduction in interest expense in the first quarter of 2007 compared with the same period in 2006 is largely the result of a reduction in outstanding debt and capitalization of interest to projects. Total long-term debt at March 31, 2007, was $397.2 million compared to $89.9 million at December 31, 2006. The Company capitalized interest of $4.0 million for Q1 2007 relating to capital development projects at Fort Knox, Paracatu, Kupol and Round Mountain.

Foreign exchange
The Company recorded a foreign exchange loss of $7.1 million in the first quarter of 2007, compared with a loss of $9.4 million for the comparable period in 2006. The loss on foreign exchange in the first quarter of 2007 was largely due to the impact of strengthening foreign currencies on net monetary liabilities at the Company’s non-U.S. operations.

Income and mining taxes
During the first quarter of 2007, the Company recorded a provision for income and mining taxes of $19.2 million on earnings before tax of $88.2 million. During the corresponding period in 2006, the Company recorded a provision for income and mining taxes of $0.6 million on earnings before tax of $9.7 million.

KINROSS GOLD CORPORATION	2007 First Quarter Results

Liquidity and capital resources
The following table summarizes Kinross’ cash flow activity for the three months ended March 31, 2007 and 2006:

Cash flow summary
(in US$ millions)	Three months ended
	March 31,
	2007	2006
Cash flow:
Provided from operating activities	$90.2	$20.1
Used in investing activities	(52.7)	(35.1)
Provided from financing activities	29.6	0.2
Effect of exchange rate changes on cash	0.4	1.3

Increase (decrease) in cash and cash equivalents	67.5	(13.5)
Cash and cash equivalents:
Beginning of period	154.1	97.6
End of period	$221.6	$84.1

Operating Activities
Cash flow provided by operating activities was $90.2 million in Q1 2007, compared with $20.1 million in the comparable quarter in 2006. The difference is due to increased earnings, largely as a result of a higher realized gold price and changes in working capital requirements.

Investing Activities
Net cash used in investing activities during the quarter was $52.7 million, versus $35.1 million in the comparable period in 2006. This included additions to property, plant and equipment of $69.7 million during the quarter, compared to $34.7 million for the comparable quarter in 2006. The following table provides a breakdown of capital expenditures:

Capital expenditures
(in US$ millions)	Three months ended
	March 31,
	2007	2006

Fort Knox	$8.5	$8.9
Round Mountain	9.5	2.9
Porcupine Joint Venture	5.1	4.7
Paracatu	20.1	8.4
La Coipa	0.6	3.0
Crixas	1.9	1.7
Musselwhite	2.3	1.1
Maricunga	2.2	2.3
Kettle River	8.4	-
Julietta	0.3	-
Kupol	9.9	-
Other operations	0.3	0.6
Corporate and other	0.6	1.1
Total capital expenditures	$69.7	$34.7

KINROSS GOLD CORPORATION	2007 First Quarter Results

Capital expenditures
Capital expenditures in the first quarter included costs related to the Paracatu expansion project, the Kupol project since its acquisition on February 27, 2007, Kettle River - Buckhorn Project development and pit development at Fort Knox and Round Mountain.

Financing Activities
Net cash of $29.6 million was provided by financing activities in the first quarter of 2007, versus $0.2 million in the first quarter of 2006. During the quarter, cash payments totaling $5.7 million were made to settle Bema derivative positions. Cash provided by the issuance of net debt was $11.2 million in the first quarter of 2007 and a net repayment of $0.5 million of debt during the corresponding period in 2006.

By April 3, 2007, all of EastWest Gold’s (formerly Bema) $70 million 3.25% convertible debentures outstanding were converted into 6.7 million Kinross common shares.

Balance sheet
Cash during the first quarter of 2007 increased by $67.5 million to $221.6 million, with cash flow from operating and financing activities offsetting cash used in investing activities. The Company’s net working capital increased $108.4 million to $193.7 million in the first quarter of 2007 primarily as a result of the working capital acquired in the Bema transaction and an incremental increase in the cash balances.

(in US$ millions)	As at:
	March 31,	December 31,
	2007	2006
Cash and cash equivalents	$221.6	$154.1
Current assets	$440.1	$293.0
Total assets	$5,884.5	$2,053.5
Current liabilities	$246.4	$207.7
Total debt (includes current portion) (a)	$397.2	$89.9
Total liabilities (b)	$1,399.8	$585.5
Shareholders’ equity	$4,484.7	$1,468.0
Statistics
Working capital	$193.7	$85.3
Working capital ratio (c)	1.79x	1.41x

(a)	Includes long-term debt plus the current portion thereof and preferred shares plus current portion of debt.
(b)	Includes preferred shares and non-controlling interest.
(c)	Current assets divided by current liabilities

KINROSS GOLD CORPORATION	2007 First Quarter Results

Conference call details
Kinross will host a conference call to discuss the first quarter 2007 results on Tuesday, May 8, 2007 at 10:00 a.m. EDT. Details to access the call are as follows:

To access the call, please dial:
Toronto and internationally - 416-644-3433
Toll free in North America - 1-866-250-4892

Replay: (available May 8 - 22, 2007)
Toronto and internationally - 416-640-1917  Passcode -21230953#
Toll free in North America - 1-877-289-8525 Passcode -21230953#

You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation
Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and by reserves, the fifth largest in the world. With nine mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people. Kinross recently closed the acquisition of Bema on February 27, 2007.

Kinross was the top performing senior gold equity for 2006 and maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Investor Relations Contacts: Tracey Thom Director, Investor Relations & Corporate Communications (416) 365-1362 tracey.thom@kinross.com	Erwyn Naidoo Director, Investor Relations (416) 365-2744 erwyn.naidoo@kinross.com

Media Contact:
Louie Diaz
Wilcox Group
(416) 203-6666
ldiaz@wilcoxgroup.com

KINROSS GOLD CORPORATION	2007 First Quarter Results

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in the “Risk Factors” section hereof. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities
Approximately 55%-60% of our costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.

KINROSS GOLD CORPORATION	2007 First Quarter Results

Consolidated balance sheets
(expressed in millions of United States dollars, except share amounts)

	As at
	March 31,	December 31,
	2007	2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$221.6	$154.1
Restricted cash	6.3	1.3
Accounts receivable and other assets	68.1	38.1
Inventories	144.1	99.5
	440.1	293.0
Property, plant and equipment	3,129.1	1,331.0
Goodwill	1,990.8	293.4
Long-term investments	155.0	25.8
Unrealized fair value of derivative assets	16.8	-
Future income and mining taxes	37.7	29.4
Deferred charges and other long-term assets	115.0	80.9
	$5,884.5	$2,053.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$198.0	$161.0
Current portion of long-term debt	26.9	17.9
Current portion of reclamation and remediation obligations	21.5	28.8
	246.4	207.7
Long-term debt	370.3	72.0
Reclamation and remediation obligations	142.8	139.6
Unrealized fair value of derivative liabilities	187.2	-
Future income and mining taxes	405.5	143.8
Other long-term liabilities	15.5	7.5
	1,367.7	570.6
Non-controlling interest	17.0	-
Convertible preferred shares of subsidiary company	15.1	14.9
Common shareholders' equity
Common share capital and common share purchase warrants	4,885.7	2,001.7
Contributed surplus	80.3	54.6
Accumulated deficit	(518.6)	(587.1)
Accumulated other comprehensive income	37.3	(1.2)
	4,484.7	1,468.0
Commitments and contingencies
	$5,884.5	$2,053.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	587,842,038	362,704,112

KINROSS GOLD CORPORATION	2007 First Quarter Results

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended
	March 31,
	2007	2006

Revenue
Metal sales	$245.7	$198.3

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	124.1	121.5
Accretion and reclamation expenses	3.0	3.0
Depreciation, depletion and amortization	30.3	29.2
	88.3	44.6
Other operating costs	6.7	4.6
Exploration and business development	7.9	7.5
General and administrative	14.7	10.1
Gain on disposal of assets and investments - net	(6.6)	-
Operating earnings	65.6	22.4

Other income (expense) - net	22.6	(12.7)
Earnings before taxes and other items	88.2	9.7

Income and mining taxes expense - net	(19.2)	(0.6)
Equity in losses of associated companies	(0.5)	-
Non-controlling interest	0.2	-
Dividends on convertible preferred shares of subsidiary	(0.2)	(0.2)
Net earnings	$68.5	$8.9

Earnings per share
Basic	$0.16	$0.03
Diluted	$0.15	$0.03
Weighted average number of common shares outstanding (millions)
Basic	440.8	345.9
Diluted	445.9	346.5

KINROSS GOLD CORPORATION	2007 First Quarter Results

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars)

	Three months ended
	March 31,
	2007	2006

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$68.5	$8.9
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	30.3	29.2
Accretion and reclamation expenses	3.0	3.0
Gain on disposal of assets and investments - net	(6.6)	-
Equity in losses of associated companies	0.5	-
Unrealized non-hedge derivative gains - net	(26.9)	-
Future income and mining taxes	8.1	(3.7)
Non-controlling interest	(0.2)	-
Stock-based compensation expense	3.3	1.4
Unrealized foreign exchange losses and other	4.4	4.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	6.2	(9.3)
Inventories	(2.7)	(8.3)
Accounts payable and other liabilities	2.3	(5.6)
Cash flow provided from operating activities	90.2	20.1
Investing:
Additions to property, plant and equipment	(69.7)	(34.7)
Business acquisitions, net of cash acquired	2.3	-
Additions to long-term investments and other assets	(0.3)	(0.9)
Proceeds from the sale of property, plant and equipment	0.2	0.5
Other	14.8	-
Cash flow used in investing activities	(52.7)	(35.1)
Financing:
Issuance of common shares	24.1	0.7
Proceeds from issuance of debt	15.0	4.8
Repayment of debt	(3.8)	(5.3)
Settlement of derivative instruments acquired in Bema acquisition	(5.7)	-
Cash flow provided from financing activities	29.6	0.2
Effect of exchange rate changes on cash	0.4	1.3
Increase (decrease) in cash and cash equivalents	67.5	(13.5)
Cash and cash equivalents, beginning of period	154.1	97.6
Cash and cash equivalents, end of period	$221.6	$84.1

KINROSS GOLD CORPORATION	2007 First Quarter Results

2007/06 Q1 Operating Summary
Region	Mine	Period	Ownership	Ore processed [1]	Grade	Recovery [2]	Gold equiv. production	Gold equiv. sold	Cost of sales		Capital expenditure
			(%)	(000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)
North	Fort Knox	Q1 '07	100	2,981	0.98	88.3%	82,714	72,765	$ 23.8	$ 327	$ 8.5
America		Q1 '06		3,183	0.91	85.3%	79,677	67,608	$ 21.5	$ 318	$ 8.9
	Round Mountain	Q1 '07	50	9,557	0.47	nm	84,280	83,720	$ 24.2	$ 289	$ 9.5
		Q1 '06		12,981	0.58	nm	85,091	94,067	$ 27.6	$ 293	$ 2.9
	Porcupine JV	Q1 '07	49	963	2.49	93.9%	35,800	33,528	$ 14.1	$ 421	$ 5.1
		Q1 '06		997	2.17	90.3%	30,132	32,153	$ 14.1	$ 439	$ 4.7
	Musselwhite	Q1 '07	32	333	5.19	95.5%	17,030	16,560	$ 7.8	$ 471	$ 2.3
		Q1 '06		354	4.71	94.4%	16,168	16,860	$ 7.2	$ 427	$ 1.1
South	Paracatu	Q1 '07	100	4,633	0.35	76.9%	40,732	43,984	$ 16.0	$ 364	$ 20.1
America		Q1 '06		4,333	0.39	78.4%	42,900	46,127	$ 15.1	$ 327	$ 8.4
	La Coipa [3]	Q1 '07	50	783	0.79	59.9%	56,295	48,026	$ 9.7	$ 202	$ 0.6
		Q1 '06		1,577	1.19	82.9%	38,627	40,066	$ 11.3	$ 282	$ 3.0
	Crixas	Q1 '07	50	202	7.69	95.0%	23,740	27,503	$ 6.2	$ 225	$ 1.9
		Q1 '06		198	7.96	95.2%	24,121	23,938	$ 4.5	$ 188	$ 1.7
	Maricunga [4]	Q1 '07	100	4,002	0.76	nm	41,040	37,995	$ 15.4	$ 405	$ 2.2
		Q1 '06	50	3,125	0.71	nm	32,214	31,948	$ 10.7	$ 335	$ 2.3
Asia	Julietta [5]	Q1 '07	90	14	13.76	92.0%	7,763	14,086	$ 6.9	$ 490	$ 0.3

1. Ore processed is to 100%, production and costs are to Kinross' account.
2. Due to the nature of the heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
3. La Coipa silver grade and recovery were as follows:					281.7 g/t	73.7%
					58.2 g/t	52.7%
4. Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 2007 are 50% for January and February and 100% for March.
5. Kinross acquired the its interest in the Julietta mine on February 27, 2007. Results in Q1 2007 are for March only.
nm - not meaningful

KINROSS GOLD CORPORATION	2007 First Quarter Results
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